UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

QUINTILES TRANSNATIONAL CORP.

(Name of the Issuer)

QUINTILES TRANSNATIONAL CORP.
PHARMA SERVICES HOLDING, INC.
PHARMA SERVICES ACQUISITION CORP.
DENNIS B. GILLINGS, PH.D.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

748767100
(CUSIP Number of Class of Securities)

John S. Russell, Esq. Executive Vice President and General Counsel Quintiles Transnational Corp. 4709 Creekstone Dr., Ste. 200 Durham, NC 27703-8411 (919) 998-2000	Richard M. Cashin, Jr. Director Pharma Services Holding, Inc. c/o One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022 (212) 277-1500	Dennis B. Gillings, Ph.D. c/o GF Management Company, LLC 4825 Creekstone Drive, Ste. 130 Durham, NC 27703 (919) 941-5272
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Gerald F. Roach, Esq. Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. 2500 First Union Capitol Center Raleigh, North Carolina 27601-2611 (919) 821-1220	Ira White, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 (212) 309-6000	John M. Reiss, Esq. Oliver C. Brahmst, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee*

Transaction valuation	Amount of filing fee

$1,649,870,662	$133,474.54

*     The filing fee is determined based upon the sum of (a) the product of 111,846,183 shares of common stock outstanding as of March 31, 2003 (which figure excludes shares owned by Pharma Services Holding, Inc., Pharma Services Acquisition Corp., (including shares to be delivered to Pharma Services Holding, Inc. by Dennis B. Gillings, Ph.D. and his affiliates immediately prior to the effective time of the merger), and any subsidiary of Quintiles) and the merger consideration of $14.50 per share (equal to $1,621,769,654) and (b) the difference between the merger consideration of $14.50 per share and the exercise price per share of each of 14,797,989 outstanding options to purchase shares of Quintiles common stock (which figure excludes certain options to purchase shares of Quintiles common stock owned by Dr. Gillings and his affiliates to be delivered to Pharma Services Holding, Inc., which will be canceled at the effective time of the merger) in which the exercise price per share is less than $14.50 per share, multiplied by the number of shares of Quintiles common stock issuable upon exercise of each such option (equal to $28,101,008). In accordance with Exchange Act Rule 0-11(c) and Securities and Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $1,649,870,662.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: $133,474.54

(2) Form or Registration No.: Schedule 14A

(3) Filing Party: Quintiles Transnational Corp.

(4) Date Filed: May 9, 2003

Introduction

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Quintiles Transnational Corp., a North Carolina corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Quintiles”), (ii) Pharma Services Holding, Inc., a newly formed Delaware corporation (“Pharma Services”), (iii) Pharma Services Acquisition Corp., a newly formed North Carolina corporation and wholly owned subsidiary of Pharma Services (“Merger Sub”) and (iv) Dennis B. Gillings, Ph.D., Director and Chairman of Quintiles and Director and Chairman of Pharma Services. This Schedule relates to the Agreement and Plan of Merger, dated as of April 10, 2003, by and among Quintiles, Pharma Services and Merger Sub (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into Quintiles, with Quintiles being the surviving corporation.

     Concurrently with the filing of this Schedule, Quintiles is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of shareholders of Quintiles at which the shareholders of Quintiles will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

     The cross reference sheet below is provided pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules and appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

     The information contained in this Schedule and/or the Proxy Statement concerning (i) Quintiles was supplied by Quintiles and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and Quintiles takes no responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

     The information set forth under the caption “SUMMARY TERM SHEET” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The information set forth under the caption “INFORMATION ABOUT QUINTILES” in the Proxy Statement is incorporated herein by reference.

(b)	Securities. The information set forth under the caption “THE MERGER—Voting Rights; Quorum; Vote Required for Approval” in the Proxy Statement is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth under the caption “INFORMATION ABOUT QUINTILES—Price Range Of Quintiles’ Common Stock” in the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “INFORMATION ABOUT QUINTILES—Dividend Policy” in the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth under the caption “INFORMATION ABOUT QUINTILES—Prior Public Offerings” in the Proxy Statement is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth under the caption “OTHER MATTERS—Prior Stock Purchases and Other Transactions” in the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information set forth under the captions “SUMMARY TERM SHEET—The Merger – Who Are the Parties to the Merger?,” “INFORMATION ABOUT QUINTILES,” “INFORMATION ABOUT THE ACQUIRING PARTIES” in the Proxy Statement and SCHEDULE I to the Proxy Statement is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth under the captions “SUMMARY TERM SHEET—The Merger – Who Are the Parties to the Merger?,” “INFORMATION ABOUT THE ACQUIRING PARTIES” in the Proxy Statement and SCHEDULE I to the Proxy Statement is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth under the captions “INFORMATION ABOUT QUINTILES” and “INFORMATION ABOUT THE ACQUIRING PARTIES” in the Proxy Statement and SCHEDULE I to the Proxy Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth under the captions “SUMMARY TERM SHEET—The Merger,” “SUMMARY TERM SHEET—Voting And Proxy Procedures,” “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings,” “SPECIAL FACTORS—Position of Quintiles as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “THE MERGER—Proposal to be Considered at the Special Meeting,” “THE MERGER—Voting Rights; Quorum; Vote Required for Approval,” “THE MERGER—Payment of Merger Consideration,” “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER—Material U.S. Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by reference.

(c)	Different Terms. The information set forth under the caption “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth under the caption “THE MERGER—Dissenters’ Rights” in the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “INFORMATION ABOUT QUINTILES” in the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the caption “OTHER INFORMATION—Prior Stock Purchases and Other Transactions” in the Proxy Statement is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth under the captions “SUMMARY TERM SHEET—The Merger,” “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings,” “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER AGREEMENT” in the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” in the Proxy Statement is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the captions “SUMMARY TERM SHEET—The Merger,” “THE MERGER—Merger Financing,” “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER AGREEMENT” in the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth under the captions “SUMMARY TERM SHEET—The Merger,” “THE MERGER—Proposal to be Considered at the Special Meeting,” “THE MERGER—Structure of the Merger” and “THE MERGER AGREEMENT—Conversion of Common Stock” in the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth under the captions “SUMMARY TERM SHEET—The Special Meeting,” “SUMMARY TERM SHEET—The Merger,” “SPECIAL FACTORS—Position of Quintiles as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS—Pharma Services’ Plans for Quintiles,” “THE MERGER—Proposal to be Considered at the Special Meeting,” “THE MERGER—Merger Financing” and “THE MERGER AGREEMENT—Articles of Incorporation, Bylaws and Directors and Officers of Quintiles and the Surviving Corporation” in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth under the captions “SPECIAL FACTORS—Position of Quintiles as to the Purposes, Alternatives, Reasons and Effects of the Merger” and “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(b)	Alternatives. The information set forth under the captions “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings,” “SPECIAL FACTORS—Position of Quintiles as to the Purposes, Alternatives, Reasons and Effects of the Merger” and “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(c)	Reasons. The information set forth under the captions “SPECIAL FACTORS—Position of Quintiles as to the Purposes, Alternatives, Reasons and Effects of the Merger” and “SPECIAL FACTORS— Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information set forth under the captions “SPECIAL FACTORS—Position of Quintiles as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger” and “THE MERGER—Material U.S. Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth under the captions “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings,” “SPECIAL FACTORS—Position of the Special Committee as to the Fairness of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS—Position of the Acquiring Parties as to the Fairness of the Merger” in the Proxy Statement and Appendix B “Opinion of Morgan Stanley” to the Proxy Statement is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings,” “SPECIAL FACTORS—Position of the Special Committee as to the Fairness of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS—Position of the Acquiring Parties as to the Fairness of the Merger” in the Proxy Statement and Appendix B “Opinion of Morgan Stanley” to the Proxy Statement is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth under the captions “SUMMARY TERM SHEET—Voting and Proxy Procedures,” “SPECIAL FACTORS—Position of the Special Committee as to the Fairness of the Merger” and “THE MERGER—Voting Rights; Quorum; Vote Required for Approval” in the Proxy Statement is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” in the Proxy Statement is incorporated herein by reference.

(e)	Approval of Directors. The information set forth under the captions “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest” and “SPECIAL FACTORS—Approval and Recommendation of the Board of Directors” in the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest” and “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” in the Proxy Statement and Appendix B “Opinion of Morgan Stanley” to the Proxy Statement is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” and “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” in the Proxy Statement and Appendix B “Opinion of Morgan Stanley” to the Proxy Statement is incorporated herein by reference.

(c)	Availability of Documents. The information set forth under the caption “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” in the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth under the captions “SUMMARY TERM SHEET—The Merger” and “THE MERGER—Merger Financing” in the Proxy Statement is incorporated herein by reference.

(b)	Conditions. The information set forth under the caption “THE MERGER—Merger Financing” in the Proxy Statement is incorporated herein by reference.

(c)	Expenses. The information set forth under the caption “THE MERGER—Estimated Fees and Expenses of the Merger” in the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth under the captions “SUMMARY TERM SHEET—The Merger” and “THE MERGER—Merger Financing” in the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth under the captions “INFORMATION ABOUT QUINTILES—Security Ownership of Management and Certain Beneficial Owners” in the Proxy Statement and SCHEDULE I to the Proxy Statement is incorporated herein by reference.

(b)	Securities Transactions. The information set forth under the caption “OTHER MATTERS—Prior Stock Purchases and Other Transactions” in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption “THE MERGER—Intent to Vote” in the Proxy Statement is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth under the caption “THE MERGER—Intent to Vote” in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Information. The information set forth under the caption “INFORMATION ABOUT QUINTILES—Selected Consolidated Financial Data” and “INFORMATION ABOUT QUINTILES—Comparative Per Share Data” in the Proxy Statement is incorporated herein by reference. The audited financial statements of Quintiles for the years ended December 31, 2002, 2001 and 2000 are hereby incorporated by reference to Item 8 of Quintiles’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on February 24, 2003 and amended on April 29, 2003. The unaudited interim financial statements of Quintiles for the period ended March 31, 2003 are hereby incorporated by reference to Part I, Item 1 of Quintiles’ Quarterly Report on Form 10-Q for the three months ended March 31, 2003, as filed with the Securities and Exchange Commission on May 1, 2003.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the captions “SUMMARY TERM SHEET—Voting and Proxy Procedures,” “THE MERGER—Proxy Solicitation” and “THE MERGER—Estimated Fees and Expenses of the Merger” in the Proxy Statement is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth under the caption “THE MERGER—Proxy Solicitation” in the Proxy Statement is incorporated herein by reference.

Item 15. Additional information.

(a)	Other Material Information. The information contained in the Proxy Statement is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Preliminary copy of Letter to Shareholders from Pamela J. Kirby, Ph.D., Quintiles’ Chief Executive Officer and Director, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. on May 9, 2003

(a)(2)	Preliminary copy of Notice of Special Meeting of Shareholders, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. on May 9, 2003

(a)(3)	Preliminary Proxy Statement, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. on May 9, 2003

(a)(4)	Press Release issued by Quintiles Transnational Corp. dated April 10, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 11, 2003

(a)(5)	Employee letter, dated April 10, 2003, incorporated herein by reference to Schedule 14A filed pursuant to Rule 14a-12 by Quintiles Transnational Corp. on April 11, 2003

(a)(6)	Employee Q&A, dated April 10, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 11, 2003

(a)(7)	Employee Q&A, dated April 18, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 18, 2003

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by Morgan Stanley & Co. Incorporated in connection with its presentations to the special committee and to the Board of Directors of Quintiles Transnational Corp. (other than Dr. Gillings and Dr. Douglass, who recused themselves) on April 10, 2003 [Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.]

(c)(2)	Opinion of Morgan Stanley & Co. Incorporated dated April 10, 2003 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3))

(d)(1)	Agreement and Plan of Merger dated as of April 10, 2003 by and among Pharma Services Holding, Inc., Pharma Services Acquisition Corp., and Quintiles Transnational Corp. (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3))

(f)	Not applicable

(g)	Not applicable

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUINTILES TRANSNATIONAL CORP.

By:	/s/ Pamela J. Kirby, Ph.D.

Name:	Pamela J. Kirby, Ph.D.

Title:	Chief Executive Officer

Date:	May 9, 2003

PHARMA SERVICES ACQUISITION CORP

By:	/s/ Dennis B. Gillings, Ph.D.

Name:	Dennis B. Gillings, Ph.D.

Title:	President

Date:	May 9, 2003

PHARMA SERVICES HOLDING, INC.

By:	/s/ Dennis B. Gillings, Ph.D.

Name:	Dennis B. Gillings, Ph.D.

Title:	Chairman

Date:	May 9, 2003

By:	/s/ Dennis B. Gillings, Ph.D.

Name:	Dennis B. Gillings, Ph.D.

Date:	May 9, 2003

EXHIBIT INDEX

(a)(1)	Preliminary copy of Letter to Shareholders from Pamela J. Kirby, Ph.D., Quintiles Chief Executive Officer and Director, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. on May 9, 2003

(a)(2)	Preliminary copy of Notice of Special Meeting of Shareholders, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. on May 9, 2003

(a)(3)	Preliminary Proxy Statement, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. on May 9, 2003

(a)(4)	Press Release issued by Quintiles Transnational Corp. dated April 10, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 11, 2003

(a)(5)	Employee letter, dated April 10, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 11, 2003

(a)(6)	Employee Q&A, dated April 10, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 11, 2003

(a)(7)	Employee Q&A, dated April 18, 2003, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Quintiles Transnational Corp. pursuant to Rule 14a-12 on April 18, 2003

(b)	Not applicable.

(c)(1)	Financial analysis materials prepared by Morgan Stanley & Co. Incorporated in connection with its presentations to the special committee and to the Board of Directors of Quintiles Transnational Corp. (other than Dr. Gillings and Dr. Douglass, who recused themselves) on April 10, 2003 [Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.]

(c)(2)	Opinion of Morgan Stanley & Co. Incorporated dated April 10, 2003 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3))

(d)(1)	Agreement and Plan of Merger dated as of April 10, 2003 by and among Pharma Services Holding, Inc., Pharma Services Acquisition Corp., and Quintiles Transnational Corp. (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3))

(f)	Not applicable

(g)	Not applicable